Exhibit 12.1

GENCORP

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended November 30,
	2005	2006	2007		2008		2009

Income (loss) from continuing operations before income taxes	$(235.7)	$(43.7)	$23.0		$2.5		$48.4

Earnings of non-consolidated subsidiaries	--	--	--		--		--
Minority Interest	--	--	--		--		--
Fixed charges	28.4	32.2	33.5		33.9		35.3
Earnings available for fixed charges	$(207.3)	$(11.5)	$56.5		$36.4		$83.7

Fixed Charges
Amortization of debt issuance costs	$2.0	$2.1	$2.0		$2.8		$5.6
Interest Expense	23.6	27.2	28.6		27.7		25.9
Portion of Rent Expense Representing Interest	2.8	2.9	2.9		3.4		3.8
Total Fixed Charges	$28.4	$32.2	$33.5		$33.9		$35.3

Ratio of Earnings to Fixed Charges	*	*	1.7	x	1.1	x	2.4	x

* Our earnings were insufficient to cover fixed charges.